John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

August 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation FinanceWe

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Roku, Inc.

Draft Registration Statement on Form S-1

Submitted July 17, 2017

CIK No. 0001428439

Ladies and Gentlemen:

On behalf of Roku, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 10, 2017 with respect to the Company’s Confidential Draft Registration Statement on Form S-1, submitted on July 17, 2017. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s Comment and is supplementally providing to the Staff under separate cover copies of such written communications.

2.	With respect to the third-party statements in your prospectus from the Kantar Millward Brown survey that you commissioned, please provide us with the relevant portions of this survey that you cite. To expedite our review, please clearly cross-reference the applicable portions of the survey to the appropriate locations in your prospectus.

The Company respectfully acknowledges the Staff’s Comment and is supplementally providing to the Staff under separate cover copies of such survey, along with annotations and cross-references to the appropriate locations in the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 23, 2017

Page Two

Prospectus Summary, page 1

Overview, page 1

3.	Disclose the percentage of your platform revenue that comes from advertising and the percentage that comes from subscriptions.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 2 and of the Registration Statement.

4.	Consider balancing your disclosure here and throughout the prospectus to emphasize that although your business model involves growing the number of active accounts and ARPU through your platform segment, you currently generate the majority of your revenue from your hardware sales.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 2, 59, 60 and 91 of the Registration Statement.

Risk Factors, page 15

5.	Consider including a risk factor addressing the risks associated with your decision to strategically decrease the average selling price of your streaming player in order to expand your active accounts.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 23 of the Registration Statement.

Capitalization, page 49

6.	Please revise to give pro forma effect to any post balance sheet issuances of debt, convertible preferred stock, or equity. In this regard, we note you issued warrants to purchase shares of Series H convertible preferred stock in June 2017. Please also update your dilution table on page 51 accordingly.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 50 through 54 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Overview, page 57

7.	You define “active accounts” as the number of distinct user accounts that have streamed content on your platform in the last 30 days of the period. Explain to us the reason for using the average number of active accounts when calculating your “average revenue per user” metric. We note your disclosure that the number of active accounts does not correspond to the number of unique individuals who actively utilize your platform.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 23, 2017

Page Three

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the Company believes that calculating “average revenue per user” as platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters provides management and investors with a balanced analysis of its average revenue per user. If the Company were to alternatively calculate average revenue per user using only the active accounts that streamed any content on its platform during the last 30 days of the period then average revenue per user would not factor in the changes in the number of active accounts over the entire four fiscal quarters when the applicable platform revenue was generated and would be misleading. For example, if the number of active accounts were to increase over the applicable four fiscal quarters, as it has done to date, then using only the active accounts at the end of the period would artificially deflate the Company’s average revenue per user by attributing the revenue for the entire period only to the larger number of active accounts that streamed content on its platform during the last 30 days of the period.

The Company further respectfully advises the Staff that the term “user” as part of “average revenue per user” refers to active accounts rather than the number of unique individuals who utilize its platform. The Company believes that this usage of the term “user” is consistent with how other companies in the Company’s industry use the term and accurately reflects how the Company tracks usage of its platform – based on active accounts rather than unique individuals (which would not be possible to track, as an account may be used by multiple individuals, e.g., members of a family).

8.	Please balance your discussion of the size of your user base and growth in active accounts with disclosure concerning advertiser use of your platform. In that respect, discuss whether management uses any revenue retention-related measurements.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 2 and 60 of the Registration Statement. The Company further respectfully advises the Staff that its management does not use any revenue retention-related measurements.

Key Performance Metrics, page 60

9.	Please expand your disclosure concerning active accounts and hours streamed to explain the correlation between these metrics and your revenues and results of operations. In doing so, address any assumptions that you use to measure the impact on your financial results.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 63 of the Registration Statement.

Factors Affecting Our Performance, page 61

Ability to grow and retain streaming hours, page 61

10.	We note your use of total hours streamed as a measurement of growth in your platform revenue, gross profit, and ARPU. Tell us whether you include hours streamed through private streaming channels in your “total hours streamed” measurements. We note your historic use of private streaming channels for third party developers.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 23, 2017

Page Four

The Company respectfully acknowledges the Staff’s Comment and directs the Staff to the definition of hours streamed set forth in footnote (4) on page 13 of the Registration Statement which includes both channels installed from our channel stores and non-certified channels. The Company respectfully advises the Staff that non-certified channels is the equivalent of the Company’s historical use of “private streaming channels.”

Ability to monetize users and streaming hours, page 61

11.	It appears that the majority of your streaming hours to date have derived from “subscription video on demand,” where you earn revenue from subscription revenue share or display ads on your home screen or screen saver, while your fastest growing content monetization is advertising video on demand (AVOD), which utilizes video ads to users as they stream content. Address how you plan to measure the effectiveness of your AVOD services, including how you measure and track the engagement of users with AVOD. Additionally, disclose the uncertainty associated with monetizing the AVOD services model for on-demand content, and consider including a risk factor addressing any such uncertainty. For example, we note that AVOD advertisements tend to be shorter in length and generally require a larger audience scale.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 65 of the Registration Statement. The Company further respectfully advises the Staff that the length of AVOD advertisements (e.g. 15 second and 30 second spots) is generally consistent with traditional TV advertising.

Unaudited Quarterly Results of Operations Data, page 71

12.	Please present the quarterly net income (loss) per share data for all periods presented.

The Company respectfully acknowledges the Staff’s Comment; however, as the presentation of quarterly results of operations data is not required under Form S-1, the Company respectfully submits that the presentation of specific line items is at the discretion of the Company. In addition, in its review of peer technology companies, the Company respectfully notes that the inclusion of quarterly net income (loss) per share data is not customary.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 81

13.	We note you took into account valuations from an independent third-party valuation specialist when determining the fair value of your common stock. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert in your Form S-1. Please revise accordingly and advise us.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 85 of the Registration Statement to remove the reference to the independent third-party valuation specialist.

14.	With respect to the stock options repriced in November 2016 and your subsequent stock option grants, please provide us a comparative analysis of your estimated fair value of a common share and your anticipated offering price per share. For each grant date, indicate the number of shares, your estimate of per share fair value, the difference in this value and your anticipated offering price per share, and provide us a sufficiently detailed explanation of the factors that contributed to this difference in value.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 23, 2017

Page Five

The Company respectfully acknowledges the Staff’s Comment and will supplementally provide the analysis requested promptly after an estimated offering price has been determined and prior to the circulation of a preliminary prospectus.

Business, page 85

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers, page 86

15.	Discuss whether you have developed and implemented the use of a mobile application for your user base. In this discussion, address whether and how you plan to monetize the mobile application.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 92 of the Registration Statement.

Executive Compensation, page 105

16.	Please note that you are required to provide executive compensation disclosure for the two most recently completed fiscal years.

The Company respectfully acknowledges the Staff’s Comment and respectfully advises the Staff that pursuant to Instruction 1 to Regulation S-K 402(c) only compensation for the most recently completed fiscal year is required to be disclosed.

Description of Capital Stock, page 124

Class A and Class B Common Stock, page 124

17.	We note your statement that “Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.” Please revise this description to clarify that the voting rights for each class will differ.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 131 of the Registration Statement.

Notes to Consolidated Financial Statements

Recent Issued Accounting Pronouncements, page F-14

18.	Your disclosure states that you are in the process of assessing the potential impacts of Topic 606 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 23, 2017

Page Six

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page F-15 of the Registration Statement.

13. Subsequent Events, pages F-35 – F-36

19.	Please explain to us the terms of the patent and technology license agreement entered into in the first quarter of 2017, your basis for recording an expense in 2016, how you determined the amount of this expense, and tell us why you believe the amount recognized is appropriate given you obtained a multi-year license.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the Company entered into a patent licensing agreement on March 30, 2017 with a third party with an effective date of January 1, 2017. The licensing agreement covered various Roku products, including Roku branded retail players and co-branded Roku TV’s. Fixed payments under the agreement total $8,800,000 and are payable over four years beginning on the effective date. In addition to a four year worldwide license to the underlying patents, the agreement further provides the Company with a general release of all claims under the licensed patents that could have been asserted against the licensed products prior to the effective date.

Consistent with the speech given by the Staff at the December 2007 AICPA National Conference (“Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” by Eric C. West), the Company determined that recognizable elements within the agreement include a litigation settlement component and a future licensing component as the agreement covered the release of potential prior claims up to the effective date in addition to granting a multi-year license. The Company allocated the consideration to each element using relative fair values. The Company directly measured the fair value for both elements by applying an income approach using historical and projected revenue, implied royalty rates, and an appropriate discount and accrual rate for interest.

The effective date of the agreement is January 1, 2017, so the value attributed to the release of prior claims affected fiscal year 2016. The value attributed to the future license will be amortized ratably over the four-year term beginning on the effective date.

*        *        *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Stephen H. Kay, Roku, Inc.

David Oh, Roku, Inc.

Mark P. Tanoury, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com